Exhibit 99.1

China Finance Online Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

BEIJING, April 23, 2019 /PRNewswire/ -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•	Net revenues were $10.7 million, up from $8.6 million in the third quarter of 2018
•	Revenues from advertising grew 85.5% year-over-year and 109.7% quarter-over-quarter
•	Gross margin was 65.1%, up from 58.2% in the third quarter of 2018
•	Net loss attributable to China Finance Online was $4.4 million, compared with a net loss of $8.4 million in the fourth quarter of 2017

Full Year 2018 Highlights

•	Net revenues were $45.5 million, up 6.7% year-over-year
•	Revenues from the financial information and advisory business grew 45.0% year-over-year
•	Revenues from advertising increased by 103.8% year-over-year
•

According to the Company’s asset allocation system, our Robo-Advisor product, Lingxi, significantly outperformed all Chinese market key indices and most of its peer products in the Chinese market with 95% of all its strategies posting positive returns in 2018. For the full year, the defensive strategy designed by Lingxi yielded an annual return of 5.28%.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “Our top line further improved from the third quarter while our net loss was narrowed. Through the efforts of controlling cost and improving efficiency, for 2018, our net revenue increased year-over-year and our bottom line losses were reduced by $16.8 million. With the priority of strengthening future growth potential, we will continue to improve efficiency.”

“While the stock market suffered major losses in China and Hong Kong during the fourth quarter, our equity-brokerage related business maintains a strong growth momentum and our intelligent-finance driven fintech business continued to lock in contracts with leading brokerage firms in China. We are pleased that we have established strategic partnerships with influential financial institutions in China and are developing systems to empower their wealth management services.”

“Our other operations have also been making solid progress. Our website “JRJ.com.cn” remains a popular destination for news and analysis on the economy and capital markets, and its unique visitors all year in 2018 rose to 253 million from 236 million in 2017 and 169 million in 2016. The strong growth of traffic to our site was attributable to the improvement of our fact-based journalism, breaking news coverage and proprietary deep dive content,” Mr. Zhao concluded.

Fourth Quarter 2018 Financial Results

Net revenues were $10.7 million, compared with $13.6 million during the fourth quarter of 2017 and $8.6 million during the third quarter of 2018. During the fourth quarter of 2018, revenues from financial services, the financial information and advisory business, and advertising services contributed 53%, 19% and 28% of the net revenues, respectively, compared with 66%, 21% and 12%, respectively, for the corresponding period in 2017.

Revenues from financial services were $5.7 million, compared with $8.9 million during the fourth quarter of 2017 and $4.7 million during the third quarter of 2018. Revenues from financial services consist mainly of equity brokerage services. The year-over-year decrease of revenues from financial services was mainly due to the reduced revenue from the equity brokerage business. The quarter-over-quarter increase was mainly driven by the strengthening of Rifa’s equity brokerage business.

Revenues from the financial information and advisory business were $2.0 million, compared with $2.9 million during the fourth quarter of 2017 and $2.4 million in the third quarter of 2018. Revenues from the financial information and advisory business were comprised of subscription services from individual and institutional customers and financial advisory service. During the fourth quarter, subscription revenue from individual investors decreased by 12.3% year-over-year, mainly due to the effects of streamlining sales team and upgrading business operation for long-term healthy growth during the fourth quarter.

Revenues from advertising services were $3.0 million, compared with $1.6 million in the fourth quarter of 2017 and $1.4 million in the third quarter of 2018. The increased traffic to our site also helped elevate our advertising revenues on both a year-over-year and quarter-over-quarter basis.

Gross profit was $6.9 million, compared with $6.8 million in the fourth quarter of 2017 and $5.0 million in the third quarter of 2018. Gross margin in the fourth quarter of 2018 was 65.1%, compared with 49.7% in the fourth quarter of 2017 and 58.2% in the third quarter of 2018. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to increased revenue contribution from advertising which carries a higher gross margin.

General and administrative expenses were $4.9 million, compared with $4.1 million in the fourth quarter of 2017, and $3.1 million in the third quarter of 2018. The year-over-year and quarter-over-quarter increases were mainly attributable to increased bad debt provisions.

Sales and marketing expenses were $4.4 million, compared with $6.8 million in the fourth quarter of 2017, and $4.8 million in the third quarter of 2018. The year-over-year decrease of 35.1% was mainly attributable to the reduction of consulting fees related to commodities brokerage business and sales commissions. The quarter-over-quarter decrease of 7.4% was mainly attributable to the reduction in advertising.

Research and development expenses were $2.9 million, compared with $3.8 million in the fourth quarter of 2017 and $3.5 million in the third quarter of 2018. The year-over-year and quarter-over-quarter decreases were mainly attributable to improved efficiency after the consolidation of the R&D team throughout different business units. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $12.3 million, compared with $14.7 million in the fourth quarter of 2017, and $11.3 million in the third quarter of 2018. The year-over-year decrease was mainly due to improved efficiency and effective cost controls. The quarter-over-quarter increase was mainly due to bad debt provisions.

Loss from operations was $5.4 million, compared with a loss from operations of $8.0 million in the fourth quarter of 2017 and a loss from operations of $6.3 million in the third quarter of 2018.

Net loss attributable to China Finance Online was $4.4 million, compared with a net loss of $8.4 million in the fourth quarter of 2017 and a net loss of $6.0 million in the third quarter of 2018.

Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.19 for the fourth quarter of 2018, compared with fully diluted loss per ADS of $0.37 for the fourth quarter of 2017 and fully diluted loss per ADS of $0.26 for the third quarter of 2018. Basic and diluted weighted average numbers of ADSs for the fourth quarter of 2018 were 22.8 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the fourth quarter of 2017. Each ADS represents five ordinary shares of the Company.

Full Year 2018 Financial Results

Net revenues for full year 2018 were $45.5 million, an increase of 6.7% compared with $42.6 million for 2017.

Revenues from financial services for the full year 2018 were $23.1 million, a decrease of 18.3% compared with $28.2 million for 2017.

Revenues from the financial information and advisory business for the full year 2018 were $14.9 million, an increase of 45.0% compared with $10.3 million for 2017.

Revenues from advertising services for the full year 2018 were $7.3 million, an increase of 103.8% compared with $3.6 million for 2017.

Gross profit for the full year 2018 was $28.6 million, an increase of 38.4% compared with $20.7 million in the full year 2017. Gross margin was 63.0% compared with 48.5% in 2017.

Net loss attributable to China Finance Online for the full year 2018 was $20.0 million, compared with $36.7 million in 2017.

Fully diluted loss per ADS attributable to China Finance Online was $0.88 for the full year 2018, compared with $1.62 in 2017. Basic and diluted weighted average numbers of ADSs for the full year 2018 were 22.8 million.

Recent Developments

•	Lingxi Robo-Advisor recorded strong performance in the fourth quarter of 2018 and full year of 2018

According to our proprietary asset allocation system, our Robo-Advisor product, Lingxi, provides Chinese retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Since its inception, Lingxi significantly outperformed all Chinese market key indices and most of its peer products in the Chinese market. In 2018, the Shanghai Composite Index experienced a loss of 24.6%. However, 95% of the strategies in the Company’s Robo-Advisor product, Lingxi, posted positive returns, with a defensive strategy yielding an annual return of 5.28% in 2018. Since its inception in 2017 to the end of 2018, the accumulative returns of Lingxi’s high-risk, medium-risk and low-risk strategies were 16.94%, 13.91% and 10.79%, respectively.

•	China Finance Online Launched its Turnkey Asset Management Program (TAMP)

In late 2018, the Company launched the i-TAMP platform (Turnkey Asset Management Platform) to provide financial advisors consultation and advice on stocks, mutual funds, wealth management products, insurance, trust and other financial products. Featuring best-in-class TAMP, this platform has already attracted hundreds of financial advisors to open their online offices to provide services to mass retail investors. The key benefits of the i-TAMP platform are the superior user experience and robust product functionalities which empower financial advisors to better serve their clients.

•	China Finance Online Forms Strategic Partnership with Leading Futures Brokerage Firm CIFCO

In January 2019, the Company signed a strategic partnership agreement with Founder CIFCO Futures Co. Ltd (“Founder CIFCO Futures”), a leading futures brokerage firm in China. Pursuant to the partnership agreement, both parties will collaborate in the development of more advanced trading system, smart market news alert, cloud-based research platform and industry forums.

•	China Finance Online Entered into Multiple Contracts from Leading Brokerage Firms

In January 2019, the Company announced it had entered into a contract from Orient Securities Co., Ltd. (“Orient Securities”), a Top 10 leading brokerage firm in China according to Securities Association of China, to construct an intelligent, contextual, pragmatic online nationwide investor education center to equip Orient Securities with industry-leading comprehensive intelligent solution for investor education. In addition to Orient Securities, the Company also entered into contracts with other leading brokerage firms such as BOCI International (China) Limited (BOCI) and Southwest Securities to develop smart and customized solutions for investor education.

•	2018 Fintech & Leading China Annual Forum

In December 2018, the Company hosted the “2018 Fintech Forum & Leading China Annual Awards” in Beijing. The key discussions were artificial intelligence, data security, big data, risk management, IoT and blockchain. The conference is committed to promoting the long-term health of the financial industry in China and has received high recognition from financial regulators and institutions.

•	Awards and Letters of Appreciation from the China Banking Association, China Banking Regulatory Commission, China Securities Investment Association and National Internet Finance Association of China.

In 2018, the Company’s media content department received a slew of awards and letters of appreciation from the China Banking Association, China Banking Regulatory Commission, Securities Investment Association and National Internet Finance Association of China for its outstanding media coverages on the Chinese banking industry and stock markets. These accolades are government endorsements of our efforts in promoting rational and long-term investment philosophy. As the No. 2 most popular financial news website in China by Sina, the Company has 253 million unique visitors in 2018 along with a robust presence in large Chinese social media domains including 2.7 million followers on Weibo, 1 million followers on Wechat, and 1.8 million followers on TikTok. In recent months, the Company has been consistently ranked No. 1 on Baidu’s financial institutions value board for its 500,000 followers and accumulative reads of 410 million.

Conference Call Information

The management will host a conference call on April 23, 2019 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time April 24, 2019). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 8985259

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/mr48xpx3.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with fintech-powered online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users;
•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China's high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

Awaken Advisors

(212) 521-4050

kevin.theiss@awakenlab.com

-- Tables Follow –

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Dec. 31, 2018	Dec. 31, 2017
Assets
Current assets:
Cash and cash equivalents	12,493	38,693
Restricted cash	—	2,036
Trust bank balances held on behalf of customers	31,218	39,169
Accounts receivable, net - others	7,102	8,977
Accounts receivable, net - Margin clients	17,751	8,011
Short-term investments	—	533
Prepaid expenses and other current assets	2,409	4,198
Total current assets	70,973	101,617
Long-term investments, net	2,411	2,531
Property and equipment, net	4,459	6,885
Acquired intangible assets, net	85	96
Rental deposits	964	1,141
Goodwill	108	108
Deferred tax assets, non-current	1,473	1,621
Other deposits	216	605
Total assets	80,689	114,604

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,119 and $8,477 as of Dec. 31, 2018 and December 31,2017, respectively)	8,127	9,371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,846 and $6,109 as of Dec. 31, 2018 and December 31, 2017, respectively)	11,728	9,953
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of Dec. 31, 2018 and December 31, 2017, respectively)	—	3
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,599 and $5,375 as of Dec. 31, 2018 and December 31, 2017, respectively)	31,218	39,169
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $189 and $1,067 as of Dec. 31, 2018 and December 31, 2017, respectively)	2,947	9,462
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $484 as of Dec. 31, 2018 and December 31, 2017, respectively)	155	553
Total current liabilities	54,175	68,511
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $13 and $218 as of Dec. 31, 2018 and December 31, 2017, respectively)	29	237
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited (9) and $25 as of Dec. 31, 2018 and December 31, 2017, respectively)	149	144
Total liabilities	54,353	68,892
Noncontrolling interests	(9,110)	(8,335)
Total China Finance Online Co. Limited Shareholders' equity	35,446	54,047
Total liabilities and equity	80,689	114,604

China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			The year ended
	Dec. 31, 2018	Dec. 31, 2017	Sep.30, 2018	Dec. 31, 2018	Dec. 31, 2017
Net revenues	10,657	13,597	8,614	45,478	42,623
Cost of revenues	(3,723)	(6,837)	(3,600)	(16,842)	(21,934)
Gross profit	6,934	6,760	5,014	28,636	20,689
Operating expenses
General and administrative (includes share-based compensation expenses of $315, $561, $371, $1,829 and $1,119 respectively)	(4,936)	(4,055)	(3,063)	(14,254)	(15,250)
Sales and marketing (includes share-based compensation expenses of $22, $26, $65, $219 and $54, respectively)	(4,442)	(6,845)	(4,796)	(22,066)	(29,467)
Product development (includes share-based compensation expenses of $4, $69, $61, $192 and $133, respectively)	(2,925)	(3,822)	(3,468)	(13,924)	(16,208)
Loss from impairment of intangible assets	—	—	—	—	(292)
Total operating expenses	(12,303)	(14,722)	(11,327)	(50,244)	(61,217)
Government subsidies	—	—	—	—	230
Income (loss) from operations	(5,369)	(7,962)	(6,313)	(21,608)	(40,298)
Interest income	15	235	4	97	487
Interest expense	—	—	—	(1)	(3)
Short-term investment income, net	4	(2)	2	(73)	63
Gain(loss)on the interest sold and retained noncontrolling investment	(1,186)	(2,406)	—	(1,187)	(1,997)
Gain from sale of equity method investment	—	—	—	—	111
Equity method investment income	4	(3)	(1)	—	(13)
Other income (loss), net	549	208	(132)	107	(283)
Exchange gain (loss), net	73	(153)	61	247	(131)
Income (loss) before income tax expenses	(5,910)	(10,083)	(6,379)	(22,418)	(42,064)
Income tax expenses	6	170	76	(52)	(324)
Net income (loss)	(5,904)	(9,913)	(6,303)	(22,470)	(42,388)
Less: Net income (loss) attributable to the noncontrolling interest	(1,470)	(1,538)	(283)	(2,520)	(5,652)
Net income (loss) attributable to China Finance Online Co. Limited	(4,434)	(8,375)	(6,020)	(19,950)	(36,736)
Net income (loss)	(5,904)	(9,913)	(6,303)	(22,470)	(42,388)
Changes in foreign currency translation adjustment	(93)	19	(189)	(362)	2,400
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and nil respectively	—	118	—	—	—
Other comprehensive income (loss), net of tax	(93)	137	(189)	(362)	2,400
Comprehensive income (loss)	(5,997)	(9,776)	(6,492)	(22,832)	(39,988)
Less: comprehensive income (loss) attributable to noncontrolling interest	(1,470)	(1,538)	(283)	(2,520)	(5,652)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(4,527)	(8,238)	(6,209)	(20,312)	(34,336)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.04)	(0.07)	(0.05)	(0.18)	(0.32)
Diluted	(0.04)	(0.07)	(0.05)	(0.18)	(0.32)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.19)	(0.37)	(0.26)	(0.88)	(1.62)
Diluted	(0.19)	(0.37)	(0.26)	(0.88)	(1.62)
Weighted average ordinary shares
Basic	113,912,936	113,693,018	113,905,561	113,883,030	113,601,949
Diluted	113,912,936	113,693,018	113,905,561	113,883,030	113,601,949
Weighted average ADSs
Basic	22,782,587	22,738,604	22,781,112	22,776,606	22,720,390
Diluted	22,782,587	22,738,604	22,781,112	22,776,606	22,720,390